Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

Rider 1

Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

ALCOA’S

COMMITMENTS TOWARDS

MONTRÉAL

Alcoa has made the following commitments towards Montréal as part of its offer to acquire Alcan:

Dual corporate head offices overseeing the combined company’s worldwide operations: Montréal and New York

Chairman, Chief Executive Officer and Chief Financial Officer will maintain offices in Montréal and New York Strategic functions will be established in both cities; senior Alcoa executives will move to Montréal The Board of Directors of the combined company will have significant Canadian Board representation The combined company will apply for a listing on the Toronto Stock Exchange

Global Primary Products business (bauxite, alumina, energy, aluminum production and related R&D) headquartered in Montréal

President and senior management of Primary Products based in Montréal As a stand-alone company managed from Montréal, the Primary Products business will be the largest aluminum company in the world 71 plants or mines in 29 countries, including 12 plants in Québec 38,000 employees Revenues of more than US$ 32 billion in 2006 The business will be larger than Alcan’s entire business today Montréal will manage Primary Products growth projects in Australia, Africa, Brazil and the Middle East

Québec will become an important centre for aluminum research and development

Alcoa will move its fundamental research in primary metals to Québec Alcoa will deploy in Québec its post-carbon smelting technology that uses “inert-anodes” The combined company will implement the AP-50 aluminum smelting technology at Complexe Jonquiere

An active and dynamic involvement in host communities and with social and cultural organizations

In addition to maintaining its own community and cultural giving programme as well as the Alcoa Foundation’s programme in Montréal and other regions of Québec, Alcoa is committed to continuing Alcan’s community and cultural giving in Montréal and other regions of Québec

“Combining these two companies will bring significant benefits to Montréal and Québec. It will also ensure that Canada remains a world leader in the mining and metals industry.”

Alain Belda, Chairman and CEO

Montréal

The Primary Products’

71 plants or mines of the combined company

Alcoa Alcan Shared

Alcoa and Alcan: Shared History, Shared Values, One Future

ALCOA

www.alcoa.com

Certain statements and assumptions in this communication contain or are based on “forward-looking” information which is subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and at tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. THESE DOCUMENTS ALSO CONTAIN OR WILL CONTAIN ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

Agence : National-Design

Client : Alcoa

# d’annonce : 3693-1

Insertion: Samedi 12 mai

Annonce 1 de 2 pages consécutives